United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale informs on the signing of Final Agreement between Samarco, its shareholders and the Brazilian authorities

Rio de Janeiro, June 25, 2018 - Vale S.A. (Vale) informs that, on June 25, 2018, it has entered into a final agreement (Agreement) with Samarco Mineração S.A. (Samarco),  BHP Billiton Brasil Ltda (BHP Brasil) and the following institutions: the Federal and State Prosecution offices (“Ministério Público Federal e dos estados de Minas Gerais e Espírito Santo”), the Federal Public Defenders’ office and the State Public Defenders’ offices of Minas Gerais and Espírito Santo (“Defensoria Pública da União e dos Estados de Minas Gerais e Espírito Santo”) and the Federal Attorneys’ office and State Attorneys’ offices of Minas Gerais and Espírito Santo (“Advocacia Pública da União e dos Estados de Minas Gerais e Espírito Santo”). The agreement establishes, among other matters, innovations in the governance of the Renova Foundation to ensure a greater participation of the affected people and a process to deal with a possible renegotiation of the programs designated to repair the disruption of the Fundão tailing dam, to be assessed after the conclusion of the work of specialists hired (Experts) by Samarco to advise the Federal Prosecutor’s Office.

The Agreement represents an important step towards solving the challenges caused by the Fundão tailing dam accident, especially by increasing the participation of the affected people in the governing bodies of the Renova Foundation. Renova Foundation remains as the entity responsible for the 42 programs agreed upon the first Framework Agreement signed in March 2016. The agreement establishes a period of two years for the Federal Prosecutors’ Experts, who monitor the execution of the Renova Foundation programs, to present their findings. In addition, the Agreement extinguishes relevant lawsuits, among which, the Public Civil Action of R$ 20 billion filed by the Union and the states of Minas Gerais and Espírito Santo. As for the Public Civil Action of R$ 155 billion, those which are sanctioned by the Agreement will be immediately extinguished. The remaining ones continue suspended until the acceptance of the Renova Foundation’s Programs, or the eventual renegotiation of these Programs, leading to their future extinction. The agreement also settles the discussion about the legal guarantees set at the amount of R$ 2.2 billion, thus bringing greater legal certainty to the parties concerned.

“The Agreement is important because it demonstrates a convergence of interests between the parties, Vale, BHP Brasil, Samarco, the Federal Prosecution offices, the Federal and State Attorneys’ offices and the Federal and State Public Defenders’ offices, representing a further improvement for the affected people, as it consolidates and broadens the scope of the actions that were already being implemented by the Renova Foundation.” commented Mr. Fabio Schvartsman, Vale’s CEO.

The undertakings established in the Agreement depend on legal approval by the court of the 12th Vara Federal Cível/Agrária de Minas Gerais (Federal Court of Minas Gerais).

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 25, 2018		Director of Investor Relations